SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

LUMENIS LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.10

(Title of Class of Securities)

M6778Q 10 5

 (CUSIP Number)

Yoav Doppelt
40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
972-3-745-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. M6778Q 10 5
1.	Names of Reporting Persons. Ofer Hi-Tech Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 68,945,047 (1)
	8.	Shared Voting Power 9,115,197 (2)
	9.	Sole Dispositive Power 68,945,047 (1)
	10.	Shared Dispositive Power 9,115,197 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,060,244 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) CO

(1)           Includes 1,897,727 Ordinary Shares underlying currently exercisable warrants. See Item 5.

(2)           Represents 8,876,560 Ordinary Shares, and 238,637 Ordinary Shares underlying currently exercisable warrants, all of which are held by the Reporting Person in trust for certain third parties. See Item 5.

CUSIP NO. M6778Q 10 5
1.	Names of Reporting Persons. Ofer Holdings Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 78,060,244 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 78,060,244 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,060,244 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) CO

(1)           Includes (i) 8,876,560 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 2,136,364 Ordinary Shares underlying currently exercisable warrants, including 238,637 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

CUSIP NO. M6778Q 10 5
1.	Names of Reporting Persons. Lynav Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 438,310
	8.	Shared Voting Power 78,060,244 (1)
	9.	Sole Dispositive Power 438,310
	10.	Shared Dispositive Power 78,060,244 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,498,554 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person (See Instructions) CO

(1)           Includes (i) 8,876,560 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 2,136,364 Ordinary Shares underlying currently exercisable warrants, including 238,637 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

Item 1.  Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the “Original Statement”), as amended by Amendment No. 1 filed on June 23, 2008 (“Amendment No. 1”), Amendment No. 2 filed on April 1, 2009 (“Amendment No. 2”), Amendment No. 3 filed on July 13, 2009 and Amendment No. 4 filed on June 2, 2011,  relates to the ordinary shares, par value NIS 0.10 per share (“Ordinary Shares”) of Lumenis Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

This Amendment No. 5 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report a change in their beneficial ownership due to the cashless exercise by Ofer Hi-Tech (as defined in Item 2 below), on November 7, 2011, of an aggregate of 9,313,293 of the warrants to purchase Ordinary Shares that it held, of which 1,062,500 warrants were held in trust for third parties pursuant to the Trust Agreement (as described in Item 6 below).  The exercise resulted in the issuance to Ofer Hi-Tech of an aggregate of 1,586,339 Ordinary Shares, of which 180,976 Ordinary Shares are to be held in trust for third parties pursuant to the Trust Agreement. The number of Ordinary Shares that were issued to Ofer Hi-Tech was determined based on the excess of the deemed fair market value of the Ordinary Shares (which were valued at $1.21 per Ordinary Share based on an independent valuation obtained by the Issuer, which was confirmed on February 19, 2012 by a special committee of the board of directors of the Issuer) over the $1.0039 exercise price of the warrants.  The combined impact of the cashless exercise of the warrants and the issuance of a lesser number of Ordinary Shares upon exercise caused a net decrease in the beneficial ownership of Ordinary Shares by each Reporting Person that exceeded one percent (1%) of the issued and outstanding Ordinary Shares.  While the effective date of cashless exercise of the warrants and issuance of the underlying Ordinary Shares reported herein was November 7, 2011, the independent valuation of the Ordinary Shares and, accordingly, the number of Ordinary Shares issuable upon the exercise, was only finalized on February 19, 2012.

Except as set forth in this Amendment No. 5, all information included in the Original Statement, as modified by Amendments No. 1, 2, 3 and 4, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Original Statement, as modified by Amendments No. 1, 2, 3 and 4.

Item 2.  Identity and Background.

This Amendment No. 5 is being filed by each of: (i) Ofer Hi-Tech Investments Ltd., an Israeli company (“Ofer Hi-Tech”), (ii) Ofer Holdings Group Ltd. (“Ofer Holdings”), an Israeli company and indirect parent company of Ofer Hi-Tech, and (iii) Lynav Holdings Ltd., an Israeli company (“Lynav Holdings”) (collectively, the “Reporting Persons”).

Ofer Holdings is held in equal shares by Orona Investments Ltd. (an Israeli company) and Lynav Holdings.  Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings is held 95% by CIBC Bank and Trust Company (Cayman) Ltd.— as trustee of an irrevocable discretionary trust established in the Cayman Islands.

The following identity and background information is presented with respect to each of Ofer Hi-Tech, Ofer Holdings, Lynav Holdings and Orona Investments Ltd (collectively, the “Reporting Entities”):

(a)           State of Organization:  Israel.

(b)           Principal Business: Ofer Hi-Tech is an investment company which invests in, among others, technology companies.  Each of Ofer Holdings, Orona Investments Ltd. and Lynav Holdings is a holding and investment company.

(c)           Address of Principal Business and Principal Office:  9 Andre Saharov St., Haifa 31905, Israel.

(d)           Criminal Proceedings:  During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to Udi Angel (the “Reporting Individual”):

(b)           Business Address: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(c)           Present Principal Occupation: Business person.

(d)           Criminal Proceedings:  During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:  Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

Ofer Hi-Tech did not require any financing for its acquisition of Ordinary Shares upon the exercise of warrants that is reported in this Amendment No. 5, as such exercise was effected through the cashless exercise mechanism afforded to Ofer Hi-Tech under the terms of such warrants.

Item 4.  Purpose of Transaction.

Except as set forth herein, as of the filing of this Amendment No. 5, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (if and when applicable to the Issuer); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of remaining warrants held by Ofer Hi-Tech) additional, and/or sell existing, Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions (including warrants and underlying Ordinary Shares that were, or may be (as appropriate), acquired pursuant to that certain Purchase Agreement (the “2009 Purchase Agreement”), dated as of June 21, 2009, by and between the Issuer and Ofer Hi-Tech.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 5 are made on the basis of 218,971,949 outstanding Ordinary Shares of the Issuer, excluding 35,527 shares of treasury stock, as of February 19, 2012 (based on outstanding share information provided to the Reporting Persons by the Issuer in response to their inquiry).

(a) (i) Ofer Hi-Tech may be deemed to be the beneficial owner of an aggregate of 78,060,244 Ordinary Shares of the Issuer, representing approximately 35.3% of the issued and outstanding share capital of the Issuer.  Such amount consists of: (w) 68,945,047 Ordinary Shares held by Ofer Hi-Tech directly for its own account; (x) 1,897,727 Ordinary Shares issuable upon exercise of warrants (all of which are currently exercisable) held by Ofer Hi-Tech for its own account and (y) 8,876,560 Ordinary Shares and 238,637 additional Ordinary Shares issuable upon exercise of warrants that are held in trust by Ofer Hi-Tech pursuant to the Trust Agreement (as described in Item 6 below).  Ofer Hi-Tech possesses sole voting and dispositive power with respect to all Ordinary Shares that it beneficially owns with the exception of the 8,876,560 Ordinary Shares and 238,637 additional Ordinary Shares issuable upon exercise of warrants that are held in trust by Ofer Hi-Tech pursuant to the Trust Agreement, under which it shares voting and dispositive power with third parties.

(ii) Ofer Holdings may be deemed to be the beneficial owner of an aggregate of 78,060,244 Ordinary Shares of the Issuer, representing approximately 35.3% of the issued and outstanding share capital of the Issuer.  Ofer Holdings does not hold any Ordinary Shares itself.  Ofer Holdings merely shares voting power and dispositive power (by virtue of Ofer Holdings’ serving as an indirect parent company of Ofer Hi-Tech) with respect to all Ordinary Shares for which Ofer Hi-Tech has sole or shared voting or dispositive power.

(iii) Lynav Holdings may be deemed to be the beneficial owner of an aggregate of 78,498,554 Ordinary Shares of the Issuer, representing approximately 35.5% of the issued and outstanding share capital of the Issuer.  Such amount consists of (x) 438,310 Ordinary Shares held by Lynav Holdings directly (for which it has sole voting and dispositive power) and (y) the 78,060,244 Ordinary Shares beneficially owned by Ofer Hi-Tech, with which Lynav Holdings shares voting and dispositive power by virtue of its indirect 50% ownership interest in Ofer Hi-Tech.  Lynav Holdings disclaims beneficial ownership of all Ordinary Shares beneficially owned by Ofer Hi-Tech except to the extent of its pecuniary interest therein.

(iv) Each of Orona Investments Ltd. and Mr. Udi Angel may be deemed to share beneficial ownership (both voting power and dispositive power) with respect to all Ordinary Shares held by Ofer Hi-Tech by virtue of their respective indirect ownership interest in Ofer Hi-Tech.  Each of Orona Investments Ltd. and Mr. Udi Angel disclaims beneficial ownership of all such Ordinary Shares except to the extent of his or its (as appropriate) pecuniary interest therein.

Except for the foregoing, the Reporting Persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any Ordinary Shares.

(b)          The Reporting Persons and the other persons and entities identified in Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

(c)           Other than the cashless exercise of warrants described in Item 1 of this Amendment No. 5 (the effective date of which was November 7, 2011, but which was finalized on February 19, 2012), no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Persons or any of the additional persons named in Item 2 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Trust Agreement, the Tag-Along Agreement and the Registration Rights Agreement set forth in Amendment No. 3 are incorporated by reference herein.

Except as set forth above, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any of the other persons and entities identified in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Trust Agreement dated September 30, 2006 by and among Ofer Hi-Tech and the beneficiaries thereunder (incorporated by reference to Exhibit 1 to the Original Statement, filed on July 10, 2007)

Exhibit 2 -- Summary of material terms relating to loan extended to Ofer Hi-Tech (incorporated by reference to Exhibit 2 to the Original Statement, filed on July 10, 2007)

Exhibit 3 -- Tag Along Agreement, dated as of June 28, 2009, by and among Ofer Hi-Tech and the Bank (incorporated by reference to Exhibit 4 to Amendment No. 3, filed on July 13, 2009)

Exhibit 4 -- Registration Rights’ Agreement, dated as of December 5, 2006, as amended by Amendment No. 1 thereto, dated as of June 25, 2009, by and among the Issuer, LM Partners, Ofer Hi-Tech, the Bank and the other parties thereto (incorporated by reference to Exhibit 4.23 to the Issuer’s Registration Statement on Form 20-F, File #0-27572, filed with the SEC on May 1, 2007 and to Exhibit 4.b(21) to the Issuer’s Annual Report on Form 20-F, filed with the SEC on June 30, 2009)

Exhibit 5 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Ofer Hi-Tech Investments Ltd. By: /s/ Yoav Doppelt Name: Yoav Doppelt Ofer Holdings Group Ltd. By: /s/ Eyal Wolfsthal Name: Eyal Wolfsthal Lynav Holdings Ltd. By: /s/ Yoseph Rosen Name: Yoseph Rosen

Dated: March 12, 2012